KUTAK ROCK LLP

SUITE 3100	ATLANTA
1801 CALIFORNIA STREET	CHICAGO
DES MOINES
DENVER, COLORADO 80202-2626	FAYETTEVILLE
IRVINE
303-297-2400	KANSAS CITY
FACSIMILE 303-292-7799	LITTLE ROCK
LOS ANGELES
www.kutakrock.com	OKLAHOMA CITY
OMAHA
PASADENA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

December 4, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
c/o Ms. Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Registration Statement on Form S-1
File No. 333-137207

Dear Ms. Jacobs:

On behalf of SAN Holdings, Inc. (the “Company”), we are filing herewith Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated November 2, 2006 (the “Comment Letter”), relating to, among other things, (a) the Company’s Registration Statement; and (b) the Company’s Amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006 (the “June 2006 Amended Quarterly Report”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with the Company’s response to each comment directly following the Staff’s comment. Simultaneous with this filing, we have mailed to your attention five copies (both clean and marked) of the Registration Statement. Capitalized terms used but not defined herein have the respective meanings set forth in the Registration Statement.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 4, 2006

General

1. We have reviewed your response to prior comment 1 of our letter dated September 28, 2006. We are unable to concur with your assertion that, based on the representations in your response, this does not represent a distribution on behalf of the issuer. Given the significant percentage of shares being registered, it appears that the offering is in fact a direct primary offering. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. Please note that if you intend to register the offering in its current form as a primary offering, it does not appear that you may conduct a continuous, delayed or at the market offering in reliance on Rule 415(a)(1)(x) or 415(a)(4), as you are not qualified to register securities on Form S-3. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering.

Response. Based on subsequent telephone conferences with the Staff, the Company has complied with this comment by reducing the number of shares registered for resale under the Registration Statement from 268,479,008 shares to 88,335,202 shares, of which 55,968,562 shares are currently outstanding and the remaining 32,366,640 are issuable upon conversion of series A preferred stock. The number of shares issuable upon conversion of the series A preferred stock represents approximately one-third (1/3) of the total number of shares of the Company’s common stock outstanding as of the date hereof (95,811,278).

To reflect the reduction and deregistration of the number of registered shares as previously described, the Company revised the disclosure in the Registration Statement as follows:

(a) The “CALCULATION OF REGISTRATION FEE” table was revised accordingly.

(b) A new subsection titled “EXPLANATORY NOTE” was added immediately following the “CALCULATION OF REGISTRATION FEE” table that briefly describes the reduction and deregistration of registered shares.

(c) The sections of the prospectus captioned “SELLING STOCKHOLDERS” and “PLAN OF DISTRIBUTION” and other sections of the prospectus describing the registered securities were revised to reflect the reduction in the number of shares of common stock registered for resale and to make other conforming changes to the disclosure.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 4, 2006

Selling Stockholders, page 73

2. Please refer to prior comments 3 and 7 of our letter dated September 28, 2006. Please revise footnote 14 to direct readers more specifically to the location in the company’s financial statements where the referenced information may be found.

Response. The Company has complied with this comment by deleting the clause “notes to the ‘FINANCIAL STATEMENTS.’” in the last clause of the first paragraph of footnote (14) following the selling stockholders table in the “SELLING STOCKHOLDERS” section of the prospectus and replacing it with the following:

Notes 1, 3, 5, 6 and 11 to our consolidated financial statements for the fiscal year ended December 31, 2005 included under “FINANCIAL STATEMENTS” and Notes 3 and 6 to our unaudited financial statements for the fiscal quarter ended September 30, 2006.

Form 10-Q for the fiscal quarter ended June 30, 2006, as amended

3.  We note your revision in response to prior comment 10, and your language that, “Except as described below with respect to the Company’s accounting for convertible preferred stock and derivative financial instruments, there was no change in the Company’s internal control over financial reporting…” In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response. The Company undertakes in future filings to affirmatively state, if applicable, that there were changes in the Company’s internal control over financial reporting that occurred during the quarterly that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * * * * *

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
December 4, 2006

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein

Enclosures